[SONNENSCHEIN NATH & ROSENTHAL LLP LETTERHEAD]



Marc Salle
816.460.2555
msalle@sonnenschein.com


                                  July 28, 2006

VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:  Comment Letter of July 27, 2006 Issued to DST Systems, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2005; Filed March 7, 2006 Form 8-K Filed July 21, 2006
     File No. 1-14036

Dear Ms. Collins:

     We are in receipt of a copy of your comment letter dated July 27, 2006 addressed to Mr. Thomas A. McDonnell, Chief Executive Officer of DST Systems, Inc. ("DST"), with regard to the above-referenced Exchange Act reports.

     We note that the letter requests a response within 10 business days, or by August 10, 2006. Due to the absence of key personnel of DST during that period, DST respectfully requests an extension of 15 additional business days, or until August 31, 2006, in which to respond to your comments.

     We spoke with Ms. Kari Jin, Staff Accountant, on July 28, 2006. Ms. Jin was kind enough to tentatively grant the requested extension, conditioned upon submission of this letter.

     We appreciate your assistance and the questions posed in your comment letter. If you could advise me by telephone or email at the number or email address listed above whether the requested extension meets with your approval, we'd be most grateful.

     Thank you very much.

                                                     Best regards,

                                                     /s/ Marc Salle

                                                     Marc Salle
MS:eem
cc:  Theresa C. Hursh, Esq.
     Gregg W. Givens
     David M. Fellows
     John F Marvin, Esq.